UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 26, 2024

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Fundrise Equity REIT, LLC (the “Company”) recently acquired a tenancy-in-common interest in 5957 S Western Ave (the “W59 Controlled Subsidiary”), a 75,000 square foot mixed-use property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Other
Strategy	Opportunistic
Fund Ownership	Fundrise Equity REIT, LLC; Fundrise Growth eREIT II, LLC; Fundrise West Coast Opportunistic REIT, LLC; Fundrise Development eREIT, LLC

Following the tenancy-in-common acquisition disclosed above, our approximate portfolio breakdown by asset type and strategy is as follows:

Fund Breakdown by Asset Type

Category	Approximate Percent
Multifamily	76%
Build For Rent	20%
Industrial	2%
Other	2%

Fund Breakdown by Strategy

Category	Approximate Percent
Value Add	45%
Core Plus	45%
Fixed Income	8%
Opportunistic	2%

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of  the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date: January 31, 2025